UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

SCHEDULE 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934, AS AMENDED AND RULE 14f-1 THEREUNDER

THE ENVIROMART COMPANIES, INC.

(Exact name of registrant as specified in its corporate charter)

Delaware	000-54758	45-5529607
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

160 Summit Ave

Montvale, New Jersey

(Address of principal executive offices)

Registrant’s telephone number, including area code: 201-782-0889

Explanatory Note

We are filing this amendment (the “Amendment”) to Schedule 14f-1 filed with the Securities and Exchange Commission on October 13, 2017 (the “Original Filing”) by The Enviromart Companies, Inc. (the “Company”), relating to the purchase and sale of a total of 44,566,412 shares of the Company’s common stock (the “Stock Purchase”) (the Amendment and Original Filing, collectively, the “Information Statement”) to revise the beneficial ownership table immediately following the closing of the Stock Purchase held on October 9, 2017.

Except as disclosed herein, no other changes have been made to the Original Filing, which is incorporated herein by reference in its entirety.

THE ENVIROMART COMPANIES, INC.

160 Summit Ave

Montvale, New Jersey 07645

Amendment No. 1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND

YOU ARE REQUESTED NOT TO SEND US A PROXY

INTRODUCTION

This Amendment is being furnished together with the Original Filing on or about October 16, 2017 to all holders of the record of the common stock, par value $0.0001 per share (the “Common Stock ”), of the Company at the close of business on October 12, 2017 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), and Rule 14f-1 promulgated thereunder, in connection with the planned change in majority control of the Company’s Board of Directors (the “ Board ”), other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors will not occur until the date 10 days following the filing of the Information Statement (the “Schedule 14 Information Statement Effective Date”).

The beneficial ownership table included at page 3 in the Original Filing is hereby amended and restated to read in its entirety as follows:

Changes in Control

The following table sets forth the name and address of each person who was the beneficial owner of more than 5% of any class of voting securities of the Company or an officer or director of the Company immediately following the Closing, and taking into account the transfer of a total of 44,566,412 shares to the Purchaser, and the number of shares held directly or indirectly by the officers and directors as a group.

Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Eastone Equities LLC 3612 34th Ave. Long Island City, NY 11106	Common Stock	44,566,412	90%

For more information, please refer to the Original Filing, which is incorporated herein by reference in its entirety.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

The Enviromart Companies, Inc.

Dated: October 16, 2017	By:	/s/ Laurence H. King
Name: Laurence H. King
Title: President